Exhibit 99.1

FERRARI N.V.: PERIODIC REPORT ON THE BUYBACK PROGRAM

Maranello (Italy), June 21, 2021 – Ferrari N.V. (NYSE/MTA: RACE) (“Ferrari” or the “Company”) informs that the Company has purchased, under the fourth tranche of the common share buyback program announced on March 11, 2021 (“Fourth Tranche”), additional common shares - reported in aggregate form, on a daily basis - on the Italian Stock Exchange (MTA) and on the New York Stock Exchange (NYSE) as follows:

	MTA			NYSE				Total
Trading Date (d/m/y)	Number of common shares purchased	Average price per share excluding fees (€)	Consideration excluding fees (€)	Number of common shares purchased	Average price per share excluding fees ($)	Consideration excluding fees ($)	Consideration excluding fees (€)*	Number of common shares purchased	Average price per share excluding fees (€)*	Consideration excluding fees (€)*
14/06/2021	14,000	169.0854	2,367,195.60	6,607	205.1820	1,355,637.47	1,119,251.55	20,607	169.1875	3,486,447.15
15/06/2021	14,000	168.5094	2,359,131.60	5,116	203.9984	1,043,655.81	861,955.58	19,116	168.5022	3,221,087.18
16/06/2021	14,000	167.2038	2,340,853.20	7,100	202.6980	1,439,155.80	1,187,030.52	21,100	167.1983	3,527,883.72
17/06/2021	4,233	165.9429	702,436.30	—	—	—	—	4,233	165.9429	702,436.30
18/06/2021	—	—	—	3,517	200.3974	704,797.66	592,366.50	3,517	168.4295	592,366.50
Total	46,233	168.0535	7,769,616.70	22,340	203.3683	4,543,246.74	3,760,604.14	68,573	168.1452	11,530,220.84

Since the announcement of the Fourth Tranche of the buyback program dated March 11, 2021 till June 18, 2021, the total invested consideration has been:
• Euro 76,178,139.52 for No. 444,707 common shares purchased on the MTA.
• USD 11,867,066.07 (Euro 9,835,736.65*) for No. 57,956 common shares purchased on the NYSE

As of June 18, 2021, the Company held in treasury No. 9,415,174 common shares equal to 3.66% of the total issued share capital including the common shares and the special voting shares, net of shares assigned under the Company’s equity incentive plan.

Since January 1, 2019 until June 18, 2021, the Company has purchased a total of 4,229,848 own common shares on MTA and NYSE for a total consideration of Euro 589,436,109.34.

(*) translated at the European Central Bank EUR/USD exchange reference rate as of the date of each purchase

Ferrari N.V. Amsterdam, The Netherlands	Registered Office: Via Abetone Inferiore N. 4, I – 41053 Maranello (MO) Italy	Dutch trade registration number: 64060977

A comprehensive overview of the transactions carried out under the buyback program, as well as the details of the above transactions, are available on Ferrari’s corporate website under the Buyback Programs section (http://corporate.ferrari.com/en/investors/stock-and-shareholder-corner/buyback-programs).

For further information:
Media Relations
tel.: +39 0536 949337
Email: media@ferrari.com
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